Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 20, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Foundation Medicine, Inc.
Registration Statement on Form S-1
File No. 333-190226

Dear Mr. Reynolds:

This letter is submitted on behalf of Foundation Medicine, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 19, 2013 addressed to Michael J. Pellini, M.D., President, Chief Executive Officer and Director of the Company (the “Comment Letter”), with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1, filed on September 12, 2013. The Company is concurrently filing the Pre-Effective Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments, and a corresponding issuer free writing prospectus.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

1.	We note that the 26,283,454 shares of common stock to be issued and outstanding after this offering on page 5 differ from the 26,281,058 pro forma as adjusted shares issued and outstanding on page 46 and 49. Please revise, as necessary, so that these amounts agree or explain to us why you believe a revision is not necessary.

Mr. John Reynolds

United States Securities and Exchange Commission

September 20, 2013

RESPONSE: The Company respectfully advises the Staff that information in the Registration Statement regarding the number of shares outstanding that is required to be presented “as of a recent practicable date,” which includes the number of shares of common stock to be issued and outstanding after this offering on page 5 of the Registration Statement, is presented as of August 31, 2013. The Company recognizes that the Registration Statement also contains financial disclosures that are presented as of the most recently completed fiscal quarter, the period ended June 30, 2013. Between June 30, 2013 and August 31, 2013, on August 26, 2013, an employee of the Company exercised stock options to purchase shares of the Company’s common stock. The 26,283,454 shares of common stock issued and outstanding after this offering on page 5 of the Registration Statement includes the shares issued upon this exercise of stock options, and the 26,281,058 shares of common stock issued and outstanding on page 46 and 49, since they are as of June 30, 2013, do not include the shares issued upon exercise of the stock options.

2.	It appears to us that your pro forma, and pro forma as adjusted net tangible book value includes deferred issuance costs of $1.29 million (page F-10). Please revise to exclude this asset from your net tangible book value or explain to us why you believe these deferred issuance costs represent a tangible asset.

RESPONSE: In response to the Staff’s comment, the Company has revised the Dilution section to exclude $1.29 million of deferred issuance costs from its net tangible book value calculations.

3.	We note in your Capitalization disclosures on page 46 that your pro forma, and pro forma as adjusted issued and outstanding shares include 962,703 shares of unvested common stock which are subject to repurchase by you as of June 30, 2013. For purposes of calculating your pro forma, and pro forma as adjusted net tangible book value per share on page 48, it appears that you have excluded these unvested shares that are subject to repurchase. Please explain to us why you do not use a consistent number of pro forma, and pro forma as adjusted issued and outstanding shares for purposes of your Capitalization and Dilution disclosures, or revise your net tangible book value per share as necessary.

RESPONSE: In response to the Staff’s comment, the Company has revised the Dilution section of the Registration Statement to include the unvested shares that are subject to repurchase in the dilution calculations as discussed in the assumptions for the Dilution section detailed on page 49.

*    *    *

Mr. John Reynolds

United States Securities and Exchange Commission

September 20, 2013

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/ Arthur R. McGivern, Esq.

Enclosures

cc:	Erin Wilson, United States Securities and Exchange Commission
James Lopez, United States Securities and Exchange Commission
Myra Moosariparambil, United States Securities and Exchange Commission
John Archfield, United States Securities and Exchange Commission
Michael J. Pellini, M.D., President & Chief Executive Officer, Foundation Medicine, Inc.
Robert W. Hesslein, Esq., Senior VP & General Counsel, Foundation Medicine, Inc.
Junlin Ho, Esq., Corporate Counsel, Foundation Medicine, Inc.
Kingsley L. Taft, Esq., Goodwin Procter LLP
Daniel A. Lang, Esq., Goodwin Procter LLP

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